
EXCELLENCE


06017506

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 483/2006

October 13, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL
RECEIVED
PROCESSING
OCT 18 2006
WASH, D.C.
190
SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Yours sincerely,

Oct 13, 06

dlw 10/18

ทะเบียนเลขที่ 0107536000315
www.kasikornbank.com

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EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. CN.2084/2549

October 10, 2006

To: The President
The Stock Exchange of Thailand

Subject : Resignation of Director of KASIKORNBANK PCL.

We would like to inform you that Professor Dr.Yongyuth Yuthavong, Independent Director of KASIKORNBANK PUBLIC COMPANY LIMITED has submitted his resignation from the position of the Bank's Director, as he has been appointed by the Royal Command as the Science and Technology Minister, effective on October 8, 2006.

Please be informed accordingly.

Yours sincerely,

Executive Secretary and Shareholder Registration
Corporate Communication and administration Department
Tel. 0 2470 2679





ธนาคารกสิกรไทย
KASIKORNBANK

(F 53-5)

Reporting Form of the Exercise of Warrants to Purchase Ordinary Shares under the Employee Stock Option Plan (ESOP)
With an Exception of Employees who are Directors, Project: 1-3,
to
The Stock Exchange of Thailand

KASIKORNBANK PUBLIC COMPANY LIMITED

11 October 2006

1. Significant Information on the Warrants to Purchase Ordinary Shares

- Total amount being offered: 50,000,000 units, which can be divided into:
  Project 1: 18,500,000 Units
  Project 2: 5,000,000 Units
  Project 3: 26,500,000 Units

- Total amount being allocated: 45,519,980 units, which can be divided into:
  Project 1: 15,586,300 Units
  Project 2: 3,885,300 Units
  Project 3: 26,048,380 Units

- Par value: Baht 0 (zero Baht)

- Exercise price Projects 1-2: Baht 30.00 per share
  Project 3: Baht 27.82 per share

- Exercise ratio: One unit of warrant for the right to buy one ordinary share

- Exercise period: Projects 1-2 : up to the last business day of June and December
  Project 3: up to the last business day of March, June, September and December (where the exercise can take place starting from 30 December 2003, onwards)

- Maturity period: Project 1: 30 December 2005
  Project 2: 30 December 2006
  Project 3: 30 December 2007

- Current exercise date: 29 September 2006

- Payment date: 22-29 September 2006




ธนาคารกสิกรไทย
KASIKORNBANK

2. Results of the Exercise of Warrants to Purchase Ordinary Shares

- There are 40 Thai nationals and - foreign national totaling 40 persons exercising their rights as follows.

Project 2:	-	shares
Project 3:	206,600	shares
Total warrants being exercised:	206,600	shares

- An outstanding of non-exercised warrants total 13,729,384 units, which can be divided into:

Project 2:	1,589,640	units
Project 3:	12,139,744	units
Total non-exercised warrants :	13,729,384	units

3. Proceeds received from the share offering

Total share price: 5,747,612.00 Baht

The Company hereby certifies that all information given in this form is all true and correct in every aspect.



(Signed)..Authorized Director
(Mr. Prasarn Trairatvorakul)
President